


03022396

May 12 , 2003

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA


RECEIVED
MAY 27 2003
WASH. D.C.
181

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 118/2003**

Subject: Submission of Reviewed Consolidated and Company Financial Statements for the First Quarter of Year 2003 and Clarification of the differences between net profit for the first quarter of 2003 and the first quarter of 2002 is over 20%

Date: May 12, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jatanathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

6/6

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 12, 2003

AIS 0120/2003

May 12, 2003

Subject: Notification of the Resolutions of the Board of Directors' Meeting in relation to additional capital expenditures

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 3/2003 held on May 12, 2003 at the Board Room, 20th floor, Shinawatra Tower 1, No. 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 2/2003 held on February 25, 2003.

2. Approved the balance sheets, statement of income, and cash flow statements for the first quarter of the year 2003 ended March 31, 2003.

3. Approved the budget for additional capital expenditures and entering into procurement contracts with suppliers for IN Prepaid Phase 7 in the amount of USD 20.26 million to support the rapid growth of the Company's 1-2-Call subscribers sufficiently.

4. Approved the use of budget for additional capital expenditures and entering into procurement contracts with suppliers for GSM Network and Transmission Project Phase 12 in the amount of USD 98.5 million to support the growth of the Company's subscribers.

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 12, 2003

AIS 0118 / 2003

May 12, 2003

Subject: Submission of Reviewed Consolidated and Company Financial Statements for the First Quarter of Year 2003 and Clarification of the differences between net profit for the first quarter of 2003 and the first quarter of 2002 is over 20%

To: President
The Stock Exchange of Thailand

Enclosure:
1. Reviewed consolidated and company financial statements for the first quarter of year 2003 in Thai and English version
2. Management and Discussion Analysis for the first quarter of year 2003 in Thai and English version

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for the first quarter of 2003. In addition, the Company would like to clarify an increase net profit of Baht 1,399 million or 43.61% from Baht 3,208 million in the first quarter of 2002 to Baht 4,607 million in the first quarter of 2003, as follows:

1. Revenue

- *Revenue from services and equipment rental*

The company and its subsidiaries recorded Baht 17,822 million of revenue from services and equipment rental in the first quarter 2003, increased by Baht 3,637 million or 25.6% when compared with those of the first quarter 2002. The result was notably due to larger customer bases, especially on pre-paid service.

- *Revenue from sales*

When compared with revenue as of the first quarter 2002, revenue from sales decreased by Baht 538 million or 10%. Mobile phone trading was more competitive in 2003 than the first quarter 2002 due mainly to due to unlock of phone ID (IMEI - International Mobile Equipment Identity) in the second quarter 2002.

2. Cost and Expense

- *Concession fee and excise tax*

During the first quarter in 2003, the Ministry of Finance announced the introduction of an excise tax for the telecommunication business, which has to pay excise tax at 10% of the mobile phone service income. As of the first quarter in 2003, the concession fee and excise tax increased by Baht 603 million or 16.4% because of an increase in service and equipment rental revenues.

- *Cost of services and equipment rental*

Cost of services and equipment rental was up Baht 1,752 million, or 58.2%. It increased to Baht 4,758 million from Baht 3,006 million in same period last year. This was mainly from 2 components;

(1) The amortization of mobile phone networks was up Baht 985 million when compare to the first quarter of previous year. The company had invested more in mobile phone

the company changed an estimated useful life of Intelligence Network equipment from five to three years as. The result of the change in amortization period was an increase in amortization expense of Baht 249 million.

(2) The cost of maintenance has increased Baht 225 million.

- *Costs of sales*

Costs of sales have decreased by Baht 217 million or 5.7%, from Baht 3,796 million to be Baht 3,580 million due to the lower in the unit cost of sales.

- *Selling and administrative expenses*

Selling and administrative expenses of the company and its subsidiaries were Baht 3,041 million, which decreased by Baht 125 million or 3.9% from those of the first quarter in previous year because of the following reasons:

(1) An increase from write-off in mobile phone equipment of Baht 294 million.
(2) A decrease in allowance for doubtful accounts by Baht 377 million.

- *Income tax*

As of the first quarter this year, the company and its subsidiaries recorded Baht 1,837 million in income tax. Compared to the first quarter in previous year, income tax decreased by 21.2% primarily due to utilization of loss carry forward of subsidiary.

EXPLANATION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

1. OVERVIEW

As of the first quarter in 2003, the company and its subsidiaries had the total of 11,534,900 mobile phone subscribers, comprising of 2,348,300 GSM Advance and GSM 1800 subscribers and 9,186,600 One-2-Call subscribers. The subscriber base grew 8.2% from the previous quarter or 75.9% higher compared to the year before. The main factors were the decrease in price competition in this industry, and the continuous popularity in prepaid service.

Although this quarter the company and its subsidiaries increased SIM price, subscriber market share of the company and its subsidiaries still increased from 61% as of the end of 2002, to 62% as of the first quarter in 2003.

The company and its subsidiaries generated the total revenues of Baht 22,672 million and the net profit of Baht 4,607 million, an increase from the revenues of Baht 21,908 million (3.5% up) and the net profit of Baht 3,767 million (22.3%) in the previous quarter. Compared to the first quarter 2002, the revenues grew 15.8% while net profit grew 43.6%. The results were driven mainly be larger subscriber base.

The results in this quarter included accounting items that were non-cash and not related to normal operations. Some changes in accounting were introduced in the quarter. Those items are as follows:

- AIS wrote off Baht 170 million worth of its spare-parts with more than one-year aging for conservative accounting (due to potential obsolescent due to technological changes). This item was included in cost of service (maintenance).
- A subsidiary wrote off Baht 294 million worth of network equipment with potential obsolescent due to technological changes, recorded in selling and administrative expenses.
- AIS shortened its estimate on useful life of Intelligence Network (IN), as the Revenue Department allows 3 years useful life for computer equipment, from previously 5 years. As a result, AIS booked an extra of Baht 124 million of network amortization for the year 2002. Moreover, network amortization increased Baht 125 million in the first quarter this year due to the change. The amortization is taxable expense.

2. ANALYSIS OF OPERATION RESULTS

2.1. CONSOLIDATED FINANCIAL STATEMENT FOR THE THREE-MONTH ENDED MARCH 2003, COMPARING TO THE THREE-MONTH ENDED DECEMBER 2002.

Revenue from services and equipment rental

In the first quarter in 2003, the company and its subsidiaries recorded Baht 17,822 million of revenue from services and equipment rental, increased by Baht 752 million or 4.4% when compared to previous quarter. The result was from notably larger customer bases, especially the prepaid service. Moreover, revenue per subscriber had improved over the previous quarter due mainly to lower free airtime given during the last few quarters.

Revenue from sales

Revenue from sales increased from Baht 4,838 million in the previous quarter to Baht 4,850 million in this quarter.

Concession fee and excise tax

During the first quarter in 2003, the Ministry of Finance announced the introduction of an excise tax on telecommunication services. The excise tax is set at 10% (plus municipal tax of 1%, totally 11%) of mobile phone service revenues. The excise tax can be deducted from the concession fee to be paid to TOT. Thus, there is no financial impact to the company its subsidiaries' expenses.

As of the first quarter in 2003, the company and its subsidiaries recorded concession fee and excise tax of Baht 4,272 million, an increased of Baht 141 million or 3.4% because of higher service and equipment rental revenues.

Cost of services and equipment rental

Cost of services and equipment rental was Baht 4,758 million, Baht 591 million or 14.2% higher from the previous quarter due mainly to the following factors.

(1) The amortization of mobile phone networks increased by Baht 337 million. In the first quarter 2003, the company changed an estimated useful life of Intelligence Network equipment from 5 to 3 years. The result was an increase in the amortization expense of Baht 249 million. Besides, the company invested more in mobile service network to support its subscriber growth.
(2) The cost of maintenance increased by Baht 321 million, primarily due to the provision of obsolete in network spare parts of Baht 170 million.

Costs of sales

Costs of sales decreased by Baht 780 million or 17.9% from the previous quarter to Baht 3,580 million due to the lower unit cost of handsets.

Selling and administrative expenses

Selling and administrative expenses of the company and its subsidiaries were Baht 3,042 million, a decrease of Baht 202 million or 7% from the previous quarter. In the first quarter, marketing expenses and staff expenses decreased by Baht 346 million and Baht 166 million, respectively. On the other hand, the company and its subsidiaries made a Baht 294 million write-off in mobile phone equipment.

Income tax

As of the first quarter in 2003, the company and its subsidiaries recorded income tax of Baht 1,837 million, decreased by Baht 331 million from previous quarter (15.3%). This was primarily due to utilization of loss carry forward of a subsidiary.

Net profit

From the above mentioned, the company and its subsidiaries reported net profit of Baht 4,607 million, an increase of Baht 840 million, or 22.3% compared to the previous quarter.

2.2. CONSOLIDATED FINANCIAL STATEMENT FOR THE THREE-MONTH ENDED MARCH 2003, COMPARING TO THE THREE-MONTH ENDED MARCH 2002.

Revenue from services and equipment rental

The company and its subsidiaries recoded Baht 17,822 million of revenue from services and equipment rental in the first quarter 2003, increased by Baht 3,637 million or 25.6% when compared with those of the first quarter 2002. The result was notably due to larger customer bases, especially on pre-paid service.

Revenue from sales

When compared with revenue as of the first quarter 2002, revenue from sales decreased by Baht 538 million or 10%. Mobile phone trading was more competitive in 2003 than the first quarter 2002 due mainly to due to unlock of phone ID (IMEI - International Mobile Equipment Identity) in the second quarter 2002.

Concession fee and excise tax

As of the first quarter 2003, the concession fee and excise tax increased by Baht 603 million or 16.4% because of an increase in service and equipment rental revenues.

Cost of services and equipment rental

Cost of services and equipment rental was up Baht 1,752 million, or 58.2%. It increased to Baht 4,758 million from Baht 3,006 million in the same period last year. This was mainly from 2 components;

(3) The amortization of mobile phone networks was up Baht 985 million when compare to the first quarter of previous year. The company had invested more in mobile phone network to support its subscriber growth. Moreover, during the first quarter this year, the company changed an estimated useful life of Intelligence Network equipment from five to three years as. The result of the change in amortization period was an increase in amortization expense of Baht 249 million (Baht 124m for FY02 and the rest for 1Q03).

(4) The cost of maintenance increased Baht 225 million was primarily due to the provision of obsolete in network spare parts Baht 170 million.

Costs of sales

Costs of sales decreased by Baht 217 million or 5.7% from Baht 3,796 million to Baht 3,580 million due to lower unit cost of sales.

Selling and administrative expenses

Selling and administrative expenses of the company and its subsidiaries were Baht 3,041 million, which decreased by Baht 125 million or 3.9% from those of the first quarter in previous year because of the following reasons:

(3) An increase from write-off in mobile phone equipment of Baht 294 million

(4) A decrease in allowance for doubtful accounts by Baht 377 million.

Income tax

As of the first quarter this year, the company and its subsidiaries recorded Baht 1,837 million in income tax. Compared to the first quarter in previous year, income tax decreased by 21.2% primarily due to utilization of loss carry forward of subsidiary.

Net profit

From the above mentioned, the company and its subsidiaries reported a net profit Baht 4,607 million, an increase of Baht 1,399 million, or 43.6% when compared to the net profit of the first quarter 2002.

3. ANALYSIS OF FINANCIAL POSITION

3.1ANALYSIS OF ASSETS

Cash on hand and cash equivalents and short-term investments

At the end of this quarter, the company and its subsidiaries' cash on hand and cash equivalents were Baht 7,470 million and current investments were Baht 559 million. By the end of the first quarter 2002, the amount of cash on hand and cash equivalents was Baht 4,069 million and current investments were Baht 62 million. The increase was primarily from the net cash flow received from operating activities more than the net cash outflow from investing and financing activities.

Trade accounts receivable – net

At the end of this quarter, net trade accounts receivable decreased from Baht 7,239 million as of the end of 2002, to Baht 6,325 million. The decrease was primarily due to higher proportion of prepaid revenue results in the decline of average receivable collection period from 33 days to 30 days.

Net inventories

Net inventories increased to Baht 2,254 million at the end of this quarter. The amount increased Baht 293 million from the end of the year 2002 to support higher sales in the future.

Property and equipment – net

Net property and equipment totaled Baht 9,437 million, as of the end of March 2003, decrease from Baht 9,748 million at the year ended 2002. The decrease was mainly due to the change of estimated life of Intelligence network from 5 to 3 years.

Asset under concession agreements– net

Asset under concession agreements had increased from Baht 79,795 million at the end of year 2002 to Baht 80,927 million at the end of March 2003. It was caused by the investment in mobile service network to accommodate a larger customer base.

3.2 ANALYSIS OF LIABILITIES

Trade accounts payable

The company and its subsidiaries' trade accounts payable increased from Baht 7,649 million at the end of year 2002 to Baht 9,106 million at the end of this quarter. The increase in trade accounts payable was due to rise in trading activities.

Long-term debentures and long-term loans

During this quarter, the company and its subsidiaries repaid for debenture principal and long term loan Baht 5,500 million and Baht 903 million respectively, totaling Baht 6,403 million. At the end of this quarter 2003, the company and its subsidiaries had a total of Baht 45,338 million of the long-term debentures and loans. The portion of long-term debentures and loans, maturing within 1 year amounted to Baht 2,972 million and Baht 1,311 million, respectively.

Other current liabilities

Other current liabilities were Baht 9,683 million, as of the end of this quarter, an increase from Baht 7,969 million at the end of 2002. The major items were the increase in income tax payable of Baht 1,534 million and the increase in unearned income from prepaid revenue of Baht 307 million.

3.3 ANALYSIS OF SHAREHOLDERS' EQUITY

As of the end of this quarter, the company and its subsidiaries had Baht 55,861 million equities, increased from Baht 51,241 million at the end of 2002. The retained earning increased by Baht 4,607 million from net profit. During this quarter the company repurchased 0.38 million shares at the average price of Baht 33.08 per share. As of the end of this quarter the company repurchased totaling 2.54 million shares at the average price of Baht 32.73 per share.

3.4 ANALYSIS OF LIQUIDITY

As of the first quarter in 2003, the company and its subsidiaries grew their service and equipment rental revenues continuously. The company' s net cash flow from operating activities increased from Baht 9,057 million in the first quarter 2002 to Baht 14,324 million. The company and its subsidiaries had net cash flow from financing activities of Baht 6,415 million and net cash payment from investing activities of Baht 4,509 million. Thus, cash and cash equivalent of the company and its subsidiaries increased by Baht 3,399 million.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2003 and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2003 and 2002 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 20 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		31 March	31 December	31 March	31 December
		2003	2002	2003	2002
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		7,470,088	4,068,539	4,746,617	1,695,435
Current investments		558,896	61,882	500,016	-
Trade accounts receivable, net	5	6,325,018	7,238,679	6,809,424	7,780,514
Amounts due from and loans to related parties	14	4,553	4,445	151,562	149,265
Inventories, net		2,254,111	1,961,215	-	-
Spare part inventories for mobile phone network maintenance, net		601,002	760,885	444,087	608,369
Forward contracts receivable, net		-	1,001	-	418
Advances to suppliers		1,108,503	1,530,546	1,107,300	1,530,546
Other current assets		2,387,389	2,754,421	1,582,187	1,927,119
Total Current Assets		20,709,560	18,381,613	15,341,193	13,691,666
Non-Current Assets					
Investments in subsidiaries, net	6	-	-	22,540,034	26,988,573
Property and equipment, net	7	9,437,080	9,747,641	9,106,824	9,398,451
Other assets					
Assets under concession agreements, net	7	80,926,990	79,795,413	69,244,607	67,846,178
Concession rights, net	7	4,756,691	4,870,396	-	-
Goodwill, net	7	12,212,933	12,504,659	-	-
Other assets, net	7	637,107	785,646	485,905	628,059
Total Non-Current Assets		107,970,801	107,703,755	101,377,370	104,861,261
Total Assets		128,680,361	126,085,368	116,718,563	118,552,927


ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		31 March	31 December	31 March	31 December
		2003	2002	2003	2002
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	9	30,000	30,000	-	-
Trade accounts payable	8	9,106,448	7,649,396	6,601,026	6,103,868
Amounts due to and loan from related parties	14	354,641	438,340	432,662	4,551,807
Current portion of long-term borrowings	9	1,311,129	1,531,002	204,599	191,057
Current portion of long-term debentures	9	2,971,799	6,970,452	2,971,799	6,970,452
Forward contracts payable, net		1,369	-	1,369	-
Current portion of accrued concession fee and excise tax		5,843,064	4,474,048	4,095,733	2,940,675
Other current liabilities		9,683,031	7,969,295	8,802,214	7,258,562
Total Current Liabilities		29,301,481	29,062,533	23,109,402	28,016,421
Non-Current Liabilities					
Long-term borrowings, net	9	5,139,342	5,825,796	2,129,590	2,160,355
Long-term debentures, net	9	35,915,635	37,406,804	35,915,635	37,406,804
Accrued concession fee		2,446,867	2,532,258	-	-
Deposits from customers		16,153	16,730	-	-
Total Non-Current Liabilities		43,517,997	45,781,588	38,045,225	39,567,159
Total Liabilities		72,819,478	74,844,121	61,154,627	67,583,580
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	11	2,935,000	2,935,000	2,935,000	2,935,000
Premium on share capital	11	20,004,000	20,004,000	20,004,000	20,004,000
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		32,208,066	27,601,008	32,208,066	27,601,008
Total Parent's Shareholders' Equity		55,647,066	51,040,008	55,647,066	51,040,008
Minority interests		296,947	271,900	-	-
Total Shareholders' Equity		55,944,013	51,311,908	55,647,066	51,040,008
Less Treasury stock	12	(83,130)	(70,661)	(83,130)	(70,661)
Total Shareholders' Equity, net		55,860,883	51,241,247	55,563,936	50,969,347
Total Liabilities and Shareholders' Equity		128,680,361	126,085,368	116,718,563	118,552,927

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 31 March 2003 and 2002

	Note	Consolidated		Company	
		Unaudited 31 March 2003 Baht'000	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2003 Baht'000	Unaudited 31 March 2002 Baht'000
Revenues					
Revenues from services and equipment rentals		17,821,622	14,185,049	16,167,961	12,547,945
Sales		4,850,048	5,387,822	-	-
Total revenues		22,671,670	19,572,871	16,167,961	12,547,945
Cost					
Cost of services and equipment rentals		4,757,978	3,006,294	4,642,746	2,409,822
Concession fee and excise tax	16	4,272,099	3,669,256	3,921,124	3,155,532
Cost of sales		3,579,710	3,796,560	-	-
Total cost		12,609,787	10,472,110	8,563,870	5,565,354
Gross profit		10,061,883	9,100,761	7,604,091	6,982,591
Selling and administrative expenses		3,041,481	3,166,452	1,993,553	2,446,614
Profit from sales, services and equipment rentals		7,020,402	5,934,309	5,610,538	4,535,977
Other income		160,435	399,547	120,456	204,299
Net gain (loss) on exchange rate		18,745	(76,928)	93	(133,625)
Directors' remuneration		(114)	(1,840)	(106)	(1,840)
Operating results		7,199,468	6,255,088	5,730,981	4,604,811
Share of net profit of investments - equity method		-	-	1,311,460	882,689
Profit before interest and tax		7,199,468	6,255,088	7,042,441	5,487,500
Interest expense		(729,933)	(722,554)	(607,185)	(563,022)
Income tax		(1,837,430)	(2,331,357)	(1,828,198)	(1,716,394)
Profit before minorities		4,632,105	3,201,177	4,607,058	3,208,084
Profit (loss) attributable to minorities, net		25,047	(6,907)	-	-
Net profit for the period		4,607,058	3,208,084	4,607,058	3,208,084
Basic earnings per share (Baht)	4				
Net profit for the period		1.57	1.09	1.57	1.09



ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2003 and 2002

	Note	Consolidated (Baht'000)						
		Issued and paid up share capital	Premium on share capital	Legal reserve	Unappropriated retained earnings	Minority interests	Treasury Stock	Total
Opening balance 2003		2,935,000	20,004,000	500,000	27,601,008	271,900	(70,661)	51,241,247
Net profit for the period		-	-	-	4,607,058	-	-	4,607,058
Repurchased shares	12	-	-	-	-	-	(12,469)	(12,469)
Share of net profit from subsidiaries		-	-	-	-	25,047	-	25,047
Closing balance 31 March 2003		2,935,000	20,004,000	500,000	32,208,066	296,947	(83,130)	55,860,883
Opening balance 2002		2,935,000	20,004,000	500,000	17,321,687	260,812	-	41,021,499
Net profit for the period		-	-	-	3,208,084	-	-	3,208,084
Share of net loss from subsidiaries		-	-	-	-	(6,907)	-	(6,907)
Closing balance 31 March 2002		2,935,000	20,004,000	500,000	20,529,771	253,905	-	44,222,676


ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the three-month periods ended 31 March 2003 and 2002

		Company (Baht'000)					
	Note	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappro-priated retained earnings	Treasury stock	Total
Opening balance 2003		2,935,000	20,004,000	500,000	27,601,008	(70,661)	50,969,347
Net profit for the period		-	-	-	4,607,058	-	4,607,058
Repurchased shares	12	-	-	-	-	(12,469)	(12,469)
Closing balance 31 March 2003		2,935,000	20,004,000	500,000	32,208,066	(83,130)	55,563,936
Opening balance 2002		2,935,000	20,004,000	500,000	17,321,687	-	40,760,687
Net profit for the period		-	-	-	3,208,084	-	3,208,084
Closing balance 31 March 2002		2,935,000	20,004,000	500,000	20,529,771	-	43,968,771


ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Statements of Cash Flows (Unaudited)

For the three-month periods ended 31 March 2003 and 2002

	Note	Consolidated		Company	
		Unaudited 31 March 2003 Baht'000	Unaudited 31 March 2002 Baht'000	Unaudited 31 March 2003 Baht'000	Unaudited 31 March 2002 Baht'000
Cash flows from operating activities	13	14,323,752	9,056,662	10,619,930	6,971,950
Cash flows from investing activities:					
Net change in current investments		(484,594)	(6,440)	(500,016)	-
Net change in advance to suppliers		422,043	(2,162,570)	423,246	(2,162,570)
Proceeds from disposals of property and equipment		1,008	8,952	93	4,184
Purchases of property and equipment		(566,982)	(671,589)	(553,674)	(627,375)
Cash invested in assets under concession agreements		(3,880,627)	(8,289,638)	(3,197,084)	(6,646,662)
Proceed from repayment of short-term loan to a subsidiary		-	-	28,000	-
Dividend received from a subsidary		-	-	5,759,999	-
Net cash receipts (payments) to investing activities		(4,509,152)	(11,121,285)	1,960,564	(9,432,423)
Cash flows from financing activities:					
Repayments of short-term loans from financial institutions		-	(1,006,308)	-	(1,006,308)
Repayments of loans from related parties		-	-	(4,000,000)	(1,200,000)
Proceeds from long-term borrowings		-	540,000	-	-
Repayments of long-term borrowings		(867,011)	(557,288)	-	-
Repayments of long-term debentures		(5,500,000)	(2,857,450)	(5,500,000)	(2,857,450)
Proceeds from long-term debentures		-	9,960,382	-	9,960,382
Finance lease principal payment		(36,040)	-	(19,313)	-
Repurchased shares		(12,469)	-	(12,469)	-
Payments of dividend to minority interest		(1)	-	-	-
Net cash receipts (payments) from financing activities		(6,415,521)	6,079,336	(9,531,782)	4,896,624
Net increase in cash and cash equivalents		3,399,079	4,014,713	3,048,712	2,436,151
Opening balance		4,068,539	15,284,026	1,695,435	9,604,146
Unrealised gain on exchange rate of cash and cash equivalents		2,470	17,368	2,470	10,928
Closing balance		7,470,088	19,316,107	4,746,617	12,051,225


ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited) (continued)
For the three-month periods ended 31 March 2003 and 2002

Supplementary information for cash flows :

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the three-month periods ended 31 March 2003 and 2002 comprise:

	Consolidated		Company	
	Unaudited 31 March 2003 Million Baht	Unaudited 31 March 2002 Million Baht	Unaudited 31 March 2003 Million Baht	Unaudited 31 March 2002 Million Baht
Cash on hand and at banks	4,777	3,834	3,169	2,631
Current investments with maturities of three months or less	2,693	15,482	1,578	9,420
Total cash and cash equivalents	7,470	19,316	4,747	12,051

Interest paid, income tax and non-cash investing activities

Interest paid, income tax and non-cash investing activities for the three-month periods ended 31 March 2003 and 2002 comprise:

	Consolidated		Company	
	Unaudited 31 March 2003 Million Baht	Unaudited 31 March 2002 Million Baht	Unaudited 31 March 2003 Million Baht	Unaudited 31 March 2002 Million Baht
Interest and income tax paid				
Interest paid	820	834	761	749
Income tax paid	302	116	298	108
Non-cash investing activities				
Outstanding debts arising from the addition to investments in property and equipment and assets under concession agreements	3,337	3,443	3,047	2,957


ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements..


ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

gment information

ancial information by business segment for the three-month periods ended 31 March 2003 and 2002 are as follows:

Consolidated (Million Baht)

	For the three-month period ended 31 March									
	Mobile phone and call center services		Pager sales and services *		Mobile phone sales		Datanet services		Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
venues from services and equipment rentals	17,719	13,938	-	48	13	114	90	85	17,822	14,185
les	-	-	-	6	4,849	5,381	1	1	4,850	5,388
tal revenues	17,719	13,938	-	54	4,862	5,495	91	86	22,672	19,573
erating expenses :										
st of sales and services and equipment rentals	(8,946)	(6,488)	-	(69)	(3,608)	(3,853)	(56)	(62)	(12,610)	(10,472)
lling and administrative expenses	(2,809)	(2,944)	-	(57)	(208)	(145)	(25)	(21)	(3,042)	(3,167)
erating profit (loss)	5,964	4,506	-	(72)	1,046	1,497	10	3	7,020	5,934

This business segment was sold on 16 September 2002.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	31 March 2003 Million Baht	31 March 2002 Million Baht	31 March 2003 Million Baht	31 March 2002 Million Baht
Depreciation on property and equipment (Note 7)	888	355	856	317
Amortisation of intangible assets:				
- Assets under concession agreements (Note 7)	2,354	1,784	2,063	1,518
- Positive goodwill (Note 7)	292	305	-	-
- Deferred charges (Note 7)	14	18	8	9
- Concession right	113	114	-	-
Write-off assets under concession agreements (Note7)	294	-	-	-
Doubtful accounts and bad debts (included in selling and administrative expenses)	728	1,107	552	866
Staff costs	377	392	308	304
Number of staff (persons)	4,904	5,153	3,300	2,989

4 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period [2003 : 2,933 million shares; 2002 : 2,935 million shares].

The warrants outstanding are in connection with the directors, employees and advisors share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.


ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

5 Trade accounts receivable, net

	Consolidated		Company	
	31 March 2003 Million Baht	31 December 2002 Million Baht	31 March 2003 Million Baht	31 December 2002 Million Baht
Trade accounts receivable:				
Third parties	5,225	6,579	3,479	3,822
Related parties (Note 14)	55	58	2,199	2,618
Accrued income	2,714	2,944	2,442	2,644
Total trade accounts receivable	7,994	9,581	8,120	9,084
Less allowance for doubtful accounts of third parties	(1,669)	(2,342)	(1,311)	(1,304)
Total trade accounts receivable, net	6,325	7,239	6,809	7,780

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	31 March 2003 Million Baht	31 December 2002 Million Baht	31 March 2003 Million Baht	31 December 2002 Million Baht
Current - 3 months	6,705	7,716	5,088	5,677
Overdue 3 - 6 months	795	815	588	560
Overdue 6 - 12 months	395	898	217	203
Overdue over 12 months	44	94	28	26
Total	7,939	9,523	5,921	6,466
Less allowance for doubtful accounts of third parties	(1,669)	(2,342)	(1,311)	(1,304)
Total trade accounts Receivable-third parties, net	6,270	7,181	4,610	5,162

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

6 Investments in subsidiaries, net

Movements in investment in subsidiaries for the three-month period ended 31 March 2003 comprise:

	Company
	31 March 2003 Million Baht
Transactions during the three-month period ended 31 March 2003	
Opening net book amount	26,989
Dividend income from a subsidiary	(5,760)
Share of net profit of investments - equity method	1,311
Closing net book amount	22,540

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

stments in subsidiaries, net (continued)

ature and carrying value of investments in subsidiaries can be summarised as follows :

Company - 31 March 2003 / 31 December 2002

iaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)	
							31 March 2003	31 December 2002	31 March 2003	31 December 2002	31 March 2003	31 December 2002
y Co., Ltd dvanced td.")	Service provider of digital paging system network, trading of pagers and providing pagers for rent	Thailand	Shareholder	350	99.99	-*	-	(179)**	-	789**	-	-
less ., Ltd.	Importer and distributor of cellular phones, related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600	8,530	8,522	370	6,122	(5,760)	(3,000)
network ons Co., Ltd. inawatra ., Ltd.")	Service provider of voice/data communications via telephone line	Thailand	Shareholder	458	67.95	420	(81)	(79)	339	341	-	-
olutions	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1	49.00	8	10	9	18	17	-	-
act Center merly "Shin Ltd.")	Service provider of call center	Thailand	Shareholder	272	99.99	811	(763)	(768)	48	43	-	-
Co., Ltd.	Importer and Distributor of cellular phones and related accessories, cellular phone rental service provider and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,622	98.55	23,300	(1,535)	(2,834)	21,765	20,466	-	-
						25,139	6,161	4,671	22,540	27,778	(5,760)	(3,000)
	Less allowance for impairment of investment in a subsidiary sold					-	-	-	-	(558)	-	-
	Less disposal of investment in a subsidiary					-	-	179	-	(231)	-	-
	Total investments in subsidiaries					25,139	6,161	4,850	22,540	26,989	(5,760)	(3,000)

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

nent in Curtain Property Co., Ltd. was sold on 16 September 2002
vere accumulated up to 16 September 2002

7 Capital expenditure and commitments

	Consolidated (Million Baht)				
	Property and equipment	Assets under concession agreements	Concession right	Goodwill and other assets	Total
Transactions during the three-month period ended 31 March 2003					
Opening net book value	9,748	79,795	4,870	13,291	107,704
Additions	578	3,780	-	30	4,388
Disposals, net	(1)	-	-	-	(1)
Write-off , net	-	(294)	-	(165)	(459)
Depreciation / amortisation charges	(888)	(2,354)	(113)	(306)	(3,661)
Closing net book value	9,437	80,927	4,757	12,850	107,971
At 31 March 2003					
Cost	15,050	120,003	6,993	15,320	157,366
Less accumulated depreciation / amortisation	(5,613)	(35,106)	(2,236)	(2,470)	(45,425)
allowance for asset impairment	-	(3,970)	-	-	(3,970)
Net book value	9,437	80,927	4,757	12,850	107,971

Additions include Baht 2 million (2002: Baht 1 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)			
	Property and equipment	Assets under concession agreements	Other assets	Total
Transactions during the three-month period ended 31 March 2003				
Opening net book value	9,398	67,846	628	77,872
Additions	565	3,462	31	4,058
Write-off, net	-	-	(165)	(165)
Depreciation / amortisation charges	(856)	(2,063)	(8)	(2,927)
Closing net book value	9,107	69,245	486	78,838
At 31 March 2003				
Cost	14,314	105,015	613	119,942
Less accumulated depreciation / amortisation	(5,207)	(31,800)	(127)	(37,134)
allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	9,107	69,245	486	78,838

Additions include Baht 2 million (2002: Baht 1 million) assets leased under finance leases (where the Company is the lessee).

7 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	31 March 2003 Currency Million	31 December 2002 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	5,593	7,439
US Dollars	86	153
Japanese Yen	1,522	1,765
Euro	22	33
Swedish Kroners	16	16
Pound Sterling	1	2
Property and equipment		
Thai Baht	55	72

	Company	
	31 March 2003 Currency Million	31 December 2002 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	4,939	6,648
US Dollars	58	119
Japanese Yen	1,522	1,765
Euro	12	22
Swedish Kroners	16	16
Pound Sterling	1	2
Property and equipment		
Thai Baht	55	72

As at 31 March 2003, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 19 million (31 December 2002 : Baht 134 million) on a consolidated basis and Baht 17 million (31 December 2002 : Baht 19 million) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 7 years with options to renew. At 31 March 2003, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	643	562
- within 2 to 5 years	615	416

8 Trade accounts payable

	Consolidated		Company	
	31 March 2003 Million Baht	31 December 2002 Million Baht	31 March 2003 Million Baht	31 December 2002 Million Baht
Trade accounts payable:				
Third parties	9,062	7,599	6,122	6,036
Related parties (Note 14)	44	50	479	68
Total trade accounts payable	9,106	7,649	6,601	6,104

9 Borrowings

	Consolidated		Company	
	31 March 2003 Million Baht	31 December 2002 Million Baht	31 March 2003 Million Baht	31 December 2002 Million Baht
Current	4,313	8,531	3,176	7,162
Non-current	41,055	43,233	38,045	39,567
Total borrowings	45,368	51,764	41,221	46,729

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the three-month period ended 31 March 2003		
Opening net book value	51,764	46,729
Additions	2	2
Repayments	(6,393)	(5,510)
Unrealised gain on exchange rate	(5)	-
Closing net book value	45,368	41,221

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures as at 31 March 2003 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	39,000	41,849	39,000	41,849

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.



ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

10 Financial instruments

Fair values

The net fair values of the derivative financial instruments at 31 March 2003 are:

	Consolidated Million Baht	Company Million Baht
Favourable forward foreign exchange contracts	9	-
Unfavourable forward foreign exchange contracts	-	-
Net	9	-

The fair values of forward foreign exchange contracts have been calculated using a quoted market price rate to terminate the contracts at the balance sheet date.

11 Share capital and premium

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the three-month period ended 31 March 2003				
Issued and paid-up share capital				
Opening balance	2,935	2,935	20,004	22,939
Issue of shares	-	-	-	-
Closing balance	2,935	2,935	20,004	22,939

As at 31 March 2003, the total authorised number of ordinary shares is 2,935 million shares (31 December 2002 : 2,935 million shares) with a par value of Baht 1 per share (31 December 2002 : Baht 1 per share). All issued shares are fully paid.

On 27 March 2002, the Company granted its warrants of 14 million units at Baht nil per unit, or equivalent to 0.48% of the Company's total paid up share capital to directors, employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002. The exercise price is set at Baht 48 per unit, which is the share closing price as of 26 March 2002.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
27 March 2002	1.6	12.4	14.0
Granted	-	-	-
Exercised	-	-	-
31 March 2003	1.6	12.4	14.0

On 27 March 2002, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's director of 3.2 million units at Baht nil per unit. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002. There has been no movement from the date the warrants were granted to 31 March 2003.

12 Treasury Stock

During the quarter ended 31 March 2003, the Company repurchased its shares of 0.38 million shares (for the

13 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March 2003 and 2002:

		Consolidated		Company	
	Note	31 March 2003 Million Baht	31 March 2002 Million Baht	31 March 2003 Million Baht	31 March 2002 Million Baht
Cash flows from operating activities:					
Net profit for the period		4,607	3,208	4,607	3,208
Adjusted by:					
Depreciation charge	7	888	355	856	317
Amortisation of assets under concession agreements	7	2,354	1,784	2,063	1,518
Amortisation of concession right	7	113	114	-	-
Loss on write-off assets under concession agreements	7	294	-	-	-
Amortisation of deferred charges	7	14	17	8	9
Doubtful accounts and bad debts		728	1,107	552	866
Allowance for obsolete inventories and diminution in value of finished goods		73	(151)	-	-
Loss on write-off obsolete spare part for mobile phone network maintenance		170	-	170	-
Reversal of allowance for loss on mobile phone deposit		-	(29)	-	-
Amortisation of forward premiums (discount)		-	(50)	-	(66)
Loss on disposals of fixed assets		-	17	-	20
Loss on write-off of deferred charges	7	165	-	165	-
Written-off of intangible assets		-	9	-	-
Unrealised loss / (gain) on foreign exchange rate		(17)	88	(2)	89
Realised loss on foreign exchange rate for loans		1	-	-	-
Amortisation of goodwill	7	292	305	-	-
Amortisation of bond issuing cost		10	10	10	10
Share of net profit in subsidiaries		-	-	(1,311)	(883)
Share of net profit (loss) from subsidiaries to minority interests		25	(7)	-	-
Net income before changes in operating assets and liabilities		9,717	6,777	7,118	5,088
Changes in operating assets and liabilities					
- Trade accounts receivable		186	(1,571)	420	(1,789)
- Amounts due from related parties		-	(2)	(30)	30
- Inventories		(365)	(1,380)	-	-
- Spare part inventories for mobile network maintenance		(11)	(29)	(6)	(29)
- Forward contracts receivable		1	(93)	-	(75)
- Other current assets		366	(16)	344	238
- Other assets		(31)	(58)	(31)	(40)
- Trade accounts payable		1,542	373	223	(882)
- Amounts due to related parties		(80)	76	(119)	(144)
- Forward contracts payable		2	151	1	106
- Accrued concession fee and excise tax		1,284	2,554	1,155	2,499
- Other current liabilities		1,713	2,275	1,545	1,970
Cash flows from operating activities		14,324	9,057	10,620	6,972

14 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.06 % of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.35 % of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies which Shinawatra family is the principal shareholders or directors are recognised as related party to the Company.

During the year, the Group has entered into a number of transactions with related parties. The terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for the three-month periods ended 31 March 2003 and 2002 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**31 March 2003 Million Baht**	**31 March 2002 Million Baht**	**31 March 2003 Million Baht**	**31 March 2002 Million Baht**
Service income				
Subsidiaries	-	-	72	395
Shin Corporation and its related parties	19	22	4	2
Related party of SingTel Strategic Investments Pte Ltd.	39	40	39	40
Total service income	58	62	115	437
Sales of prepaid cards				
Subsidiaries	-	-	8,522	3,530

14 Related party transactions (continued)

b) Purchases of services

For the three-month periods ended	Consolidated 31 March 2003 Million Baht	Consolidated 31 March 2002 Million Baht	Company 31 March 2003 Million Baht	Company 31 March 2002 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	615	233
Shin Corporation and its related parties	161	209	149	176
Related party of SingTel Strategic Investments Pte Ltd.	12	9	11	9
Total rental and other service expenses	173	218	775	418
Advertising expense – net*				
Shin Corporation and its related parties	80	129	72	113
(Advertising expense – gross** - Consolidated 2003 : 316 Million Baht 2002 : 453 Million Baht - Company 2003 : 274 Million Baht 2002 : 398 Million Baht)				
Total advertising expense	80	129	72	113

* Net balance represents amount charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group. The Group records such expense at gross in the statement of income.

	Consolidated 31 March 2003 Million Baht	Consolidated 31 March 2002 Million Baht	Company 31 March 2003 Million Baht	Company 31 March 2002 Million Baht
Promotion expense				
Subsidiaries	-	-	4	158
Total promotion expense	-	-	4	158
Consulting and management fees				
Shin Corporation and its related parties	74	81	63	80
Total consulting and management fees	74	81	63	80
Interest expenses				
Subsidiaries	-	-	16	6
Shin Corporation and its related parties	-	4	-	4
Directors of related parties	1	1	1	1
Total interest expenses	1	5	17	11

c) Purchases of property, equipment, computer software, and cost of mobile phone network

	Consolidated 31 March 2003 Million Baht	Consolidated 31 March 2002 Million Baht	Company 31 March 2003 Million Baht	Company 31 March 2002 Million Baht
Subsidiaries	-	-	-	2
Shin Corporation and its related parties	14	24	14	24
	14	24	14	26



ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	31 March 2003 Million Baht	31 December 2002 Million Baht	31 March 2003 Million Baht	31 December 2002 Million Baht
Trade accounts receivable				
Subsidiaries	-	-	2,159	2,577
Shin Corporation and its related parties	18	17	3	-
Related party of SingTel Strategic Investments Pte Ltd.	37	41	37	41
Total trade accounts receivable	55	58	2,199	2,618

	Consolidated		Company	
	31 March 2003 Million Baht	31 December 2002 Million Baht	31 March 2003 Million Baht	31 December 2002 Million Baht
Amounts due from and loan to related parities				
Amounts due from related parties				
Subsidiaries	-	-	151	120
Shin Corporation and its related parties	5	4	-	1
Total amounts due from related parties	5	4	151	121
Loan to a subsidiary				
Subsidiary	-	-	-	28
Total loan to a subsidiary	-	-	-	28

Short-term loan to a subsidiary represents a promissory note, bearing interest at the rate of 2.1% per annum. The repayment is at call. The loan was fully repaid during the quarter ended 31 March 2003.

	Consolidated		Company	
	31 March 2003 Million Baht	31 December 2002 Million Baht	31 March 2003 Million Baht	31 December 2002 Million Baht
Trade accounts payable				
Subsidiaries	-	-	436	21
Shin Corporation and its related parties	38	45	37	42
Related party of SingTel Strategic Investments Pte Ltd.	6	5	6	5
Total trade accounts payable	44	50	479	68

14 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	31 March 2003 Million Baht	31 December 2002 Million Baht	31 March 2003 Million Baht	31 December 2002 Million Baht
Amounts due to and loans from related parties				
Amounts due to related parties				
Subsidiaries	-	-	114	150
Shin Corporation and its related parties	342	427	306	391
Related party of SingTel Strategic Investments Pte Ltd.	13	11	13	11
Total amounts due to related parties	355	438	433	552
Loans from a related party				
Subsidiary	-	-	-	4,000
Total loans from related party	-	-	-	4,000

Short-term loans from a subsidiary represent promissory notes, bearing interest at the rate of 1.75% per annum. The repayment is at call. The Company repaid the loan in the quarter ended 31 March 2003.

	Consolidated		Company	
Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	29	36	29	36
Total long-term debentures	39	46	39	46

e) Commitments with related parties

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 13 years with options to renew. At 31 March 2003, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	499	490
- within 2 to 5 years	950	939
- over 5 years	444	444


ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 Related party transactions (continued)

e) Commitments with related parties (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 16.45 million within year 2003.

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 16 million per month, and plus the rate per event as prescribed in the agreements (2002 : Baht 14 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1.5 million per month (2002 : Baht 1 million per month).

f) Warrants granted to directors (see note 11)

g) Special reward program

During the second quarter of 2002, Advanced Datanetwork Communications Company Limited, a subsidiary, had granted the rights to receive special reward ("Special Reward Program") to the eligible directors and employees of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 5 years after grant date. Calculation of Special Reward Program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. The first grant of Special Reward Program to directors of the subsidiary is 3.41 million units. There has been no movement from the date the rights were granted to the end of the three-month period ended 31 March 2003.

15 Contingencies

At 31 March 2003, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,400 million (31 December 2002 : Baht 2,264 million) on a consolidated basis and Baht 1,033 million (31 December 2002 : Baht 1,916 million) on a company basis.

As mentioned in 2002 annual consolidated and company financial statements that the Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd.") the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million).

- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement.

- with in three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

16 Excise tax

On 28 January 2003, the Ministry of Finance announced the introduction of excise tax on revenue from mobile telecommunication at the rate of 10%. The excise tax is to be deducted from the concession fee to TOT Corporation Public Company Limited ("TOT") and the Communications Authority of Thailand ("CAT"). Total excise tax and concession fee is the same amount as concession fee to the TOT and CAT prior to the introduction of the excise tax.

17 Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statements for the current period.

18 Post balance sheet event

At the Annual General Meeting of the Company's shareholders held on 29 April 2003, the shareholders passed a resolution to approve additional issuance of warrants of 8.47 million units at Baht nil per unit, or equivalent to 0.29% of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is set at Baht 43.38 per unit, which is the weighted average closing price of 30 days prior to 29 April 2003. 0.61 million units and 7.86 million units were approved to be given to the Company's director and employees/advisors, respectively.

Additionally, the shareholders passed a resolution to approve a declaration of dividend for 2,935 million shares of Baht 1.55 each, totalling Baht 4,549.25 million. The dividend will be paid to the shareholders on 23 May 2003.

At the Annual General Meeting of a subsidiary, Advanced Datanetwork Communication Company Limited's shareholders held on 28 April 2003, the shareholders passed a resolution to approve additional issuance of the rights of not exceeding 1,615,714 units or not exceeding Baht 2,035,800 to give special reward ("Special Reward Program") to the eligible directors and employees of the subsidiary. The program will be granted the rights once a year for five consecutive years. The rights can be exercised within three years from the grant date. Additionally, the shareholders passed a resolution to approve the change in the terms of the exercise period of the previous Special Reward Program mentioned in Note 14 (g). The exercise period has been changed from within five years to three years from the grant date.